                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 9)*

                            J2 COMMUNICATIONS, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    46625420
                                 (CUSIP Number)

                             JOHN C. KIRKLAND, ESQ.
                  BROWN RAYSMAN MILLSTEIN FELDER & STEINER LLP
                       1880 CENTURY PARK EAST, SUITE 711
                         LOS ANGELES, CALIFORNIA 90067
                                 (310) 712-8300
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                AUGUST 11, 2000
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d 1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
                               (Amendment No. 9)

CUSIP NO.  46625420
         -----------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      Daniel S. Laikin
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                           165,900
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          165,900
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      165,900
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]
12

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      12.65%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------
      *SEE INSTRUCTIONS BEFORE FILLING OUT!
------------------------------------------------------------------------------

                                 SCHEDULE 13D
                               (Amendment No. 9)

CUSIP NO.  46625420
         -----------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      Paul Skjodt
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      CANADA
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                           159,300
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          159,300
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      159,300
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]
12

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      12.15%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------
      *SEE INSTRUCTIONS BEFORE FILLING OUT!
------------------------------------------------------------------------------

                                  SCHEDULE 13D
                               (Amendment No. 9)

ITEM 1.  SECURITY AND ISSUER

     The Schedule 13D filed with the U.S. Securities and Exchange Commission (the "Commission") on June 17, 1999, by Daniel S. Laikin, a citizen of the United States of America ("Mr. Laikin") and Paul Skjodt, a citizen of Canada (collectively, the "Registrants") relating to the common shares, no par value (the "Shares"), of J2 Communications, Inc., a California corporation (the "Issuer"), as amended on June 22, 1999, July 1, 1999, July 23, 1999, September 3, 1999, September 17, 1999, November 22, 1999, July 20, 2000, and July 25,
2000, is hereby amended to furnish and restate the information set forth herein.

ITEM 4.  PURPOSE OF TRANSACTION

    Item 4 is hereby amended to add the following:

     The Registrants have met with members of management of the Issuer in order to suggest possible actions to improve the business of the Issuer. In that regard, the Registrants have introduced and offered to introduce members of management of the Issuer to persons the Registrants believe may be able to assist the Issuer in the development of its business and, in particular, its previously announced Internet activities.

     Mr. Laikin has not been satisfied with the results of his meetings and discussions with management. Mr. Laikin has therefore decided to call a special meeting of the stockholders of the Issuer, and to solicit proxies to be voted at that meeting. Accordingly, in opposition to the current board of directors of the Issuer, Mr. Laikin, on August 11, 2000, filed with the Commission a preliminary proxy statement on Schedule 14A (the "Proxy Statement") pursuant to which Mr. Laikin is soliciting the proxies of stockholders of the Issuer to remove all the current directors of the Issuer and elect a new slate of nominees (the "Nominees") as directors of the Issuer at a Special Meeting of the stockholders to be held at 9:00 a.m. local time, on Monday, September 18, 2000, at a location to be designated by the Board of Directors, or in the absence of such designation, at the principal executive offices of the Issuer at 10850 Wilshire Boulevard, Suite 1000, Los Angeles, California 90024. If elected, the Nominees intend to change the name of the Issuer to "National Lampoon, Inc.," engage Internet professionals, entertainment industry executives and investment bankers to advise the Issuer, develop and adopt clear programs and business plans for marketing, licensing, strategic partnerships, television and film development, magazine and book publishing, improvement of the Issuer's website, www.nationallampoon.com, and other opportunities to exploit the National Lampoon assets in all media. The Nominees also plan to change the existing management and operations of the Issuer to effectuate this plan.

    This summary of the preliminary proxy statement does not purport to be complete and is qualified in its entirety by reference to the complete text of the proxy statement which is incorporated herein by reference to the Schedule 14A filed by Mr. Laikin with the Commission on August 11, 2000.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

1. Preliminary Proxy Statement of Daniel S. Laikin dated August 11, 2000. Incorporated by reference to the Schedule 14A filed by Mr. Laikin with the Commission on August 11, 2000.

                                   SIGNATURE


    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 11, 2000


/s/ Daniel S. Laikin
--------------------
Daniel S. Laikin


/s/ Paul Skjodt
--------------------
Paul Skjodt